December 21, 2005


By facsimile to (214) 774-1212 and U.S. Mail


Mr. Christopher D. Hughes
Chief Executive Officer
Lancer Corporation
6655 Lancer Boulevard
San Antonio, TX 78219

Re:	Lancer Corporation
	Revised Preliminary Proxy Statement on Schedule 14A
	Amendment 1 to Current Report on Form 8-K dated October 18,
2005
Filed December 13, 2005
	File No. 1-9998

Dear Mr. Hughes:

	We reviewed the filings and have the comments below.

Reasons for the Merger, page 26

1. Refer to the last paragraph on page 29. Explain briefly the meaning of part 13 of the Texas Business Corporation Act from which the board of directors resolved to exempt the transactions covered by the merger agreement.

Change of Control Payments Under Existing Employment Agreements,
page
40

2. Refer to prior comment 15. As requested previously, clarify whether Messrs. Christopher D. Hughes and Mark L. Freitas will receive the benefits of these agreements as a result of the merger transaction. We note the last bullet point on page 41 of the supplemental materials provided in response to prior comment 7.

3. Disclosure in the last paragraph on page 40 states that if following a change of control the executive is terminated for good reason or without cause, the executive is entitled to severance benefits. The phrase "Upon the occurrence of the foregoing double trigger" is inexact if the occurrence of either alternative suffices to receive the benefits. Please advise or revise.

Closing

	File a revised Pre14A in response to these comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Lancer and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Lancer acknowledging that:

* Lancer is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Lancer may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.


      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Brian M. Lidji, Esq.
	Michael R. Dorey, Esq.
	Lidji & Dorey
	500 North Akard, Suite 3500
	Dallas, TX 75201



Mr. Christopher D. Hughes
December 21, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE